Exhibit 99.1



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                        TELEWEST FINANCE (JERSEY) LIMITED

                   DIRECTORS' REPORT AND FINANCIAL STATEMENTS

                                31 DECEMBER 2001

                             Registered number 77278

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
Directors' report and financial statements


      Contents                                                Page

      Company information                                        2

      Directors' report                                      3 - 4

      Report of the auditors                                     5

      Profit and loss account                                    6

      Balance sheet                                              7

Notes                                                       8 - 12

Additional information for US Investors                         12







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TELEWEST FINANCE (JERSEY) LIMITED


Company information



DIRECTORS                     AN Singer
                              CJ Burdick
                              SS Cook


COMPANY SECRETARY             C Burns


REGISTERED OFFICE             Whiteley Chambers
                              Don Street
                              St Helier
                              JE4 9WG


AUDITORS                      KPMG Audit Plc
                              PO Box 695
                              8 Salisbury Square
                              London
                              EC4Y 8BB


SOLICITORS                    Freshfields
                              65 Fleet Street
                              London
                              EC4Y 1HS

                              Weil, Gotshal & Manges LLP
                              One South Place
                              London EC2M 2WG




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TELEWEST FINANCE (JERSEY) LIMITED


Directors' report for the year ended 31 December 2001


The directors present their annual report and the audited financial statements for the year ended 31 December 2001.

REVIEW OF THE BUSINESS AND PRINCIPAL ACTIVITIES

The Company's principal activity has been the raising of finance.

RESULTS AND DIVIDENDS

The results for the year ended 31 December 2001 and the financial position of the Company are shown in the financial statements. The directors do not recommend the payment of a dividend in respect of the year.

DIRECTORS AND DIRECTORS' INTERESTS

The directors who held office during and subsequent to the year were as follows:

AN Singer
CJ Burdick
SS Cook

None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the Company or other fellow subsidiary undertakings.

At 31 December 2001, AN Singer, CJ Burdick and SS Cook were directors of Telewest Communications plc and their interest in the ordinary share capital of Telewest Communications plc at 31 December 2001 and the beginning of the year or date of appointment are disclosed in the directors' report attached to the financial statements of that company.

During the financial year, no rights to subscribe for shares in the Company or fellow subsidiary undertakings were granted to or exercised by any director who held office at the end of the financial year or by any member of his or her immediate family.





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TELEWEST FINANCE (JERSEY) LIMITED


Directors' report (continued)


STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

o        select suitable accounting policies and then apply them consistently;

o        make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.


AUDITORS

A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.


By order of the board

/s/ CJ BURDICK

CJ BURDICK
Director
                                                             Whiteley Chambers
                                                                    Don Street
                                                                     St Helier
                                                                        Jersey
                                                                       JE4 9WG

                                                                 26 April 2002



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TELEWEST FINANCE (JERSEY) LIMITED


Report of the auditors, KPMG Audit Plc, to the members of Telewest Finance (Jersey) Limited

We have audited the financial statements on pages 6 to 12.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the directors' report and, as described on page 4, the financial statements in accordance with applicable Jersey law and accounting standards. Our responsibilities, as independent auditors, are established in Jersey by law, the UK Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the other information accompanying the financial statements and consider whether it is consistent with those statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2001 and of its profit for the period then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991.



/s/ KPMG AUDIT PLC

KPMG AUDIT PLC                                                       PO Box 695
Chartered Accountants                                        8 Salisbury Square
Registered Auditor                                                       London
                                                                       EC4Y 8BB
                                                                  26 April 2002


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TELEWEST FINANCE (JERSEY) LIMITED


Profit and loss account
for the year ended 31 December 2001

                                                                                    2001                     2000
                                                                               12 MONTHS                 7 Months
                                                           Note                  (POUND)                  (pound)

Other income                                                                      50,000                   24,028

Other interest receivable and similar income                5                 19,734,000                9,483,283

Interest payable and similar charges                        6               (19,734,000)              (9,483,283)
                                                                            ------------             ------------

PROFIT ON ORDINARY ACTIVITIES BEFORE AND AFTER TAXATION     4                     50,000                   24,028
                                                                            ------------             ------------


RETAINED PROFIT                                                                   50,000                   24,028
                                                                            ============             ============


The Company had no recognised gains or losses other than those reflected in its profit and loss account. All income and expenditure arose in connection with continuing operations.






                                       6
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TELEWEST FINANCE (JERSEY) LIMITED


Balance sheet
at 31 December 2001

                                                                                  2001                2000
                                                            Note               (POUND)             (pound)
  CURRENT ASSETS

  Debtors: due after more than one year                      7             353,365,331         343,843,655
                                                                         -------------       -------------

  CREDITORS: amounts falling due within one year             8             (9,483,283)         (9,483,283)
                                                                         -------------       -------------

  NET CURRENT ASSETS                                                       343,882,048         334,360,372
                                                                         -------------       -------------

  TOTAL ASSETS LESS CURRENT LIABILITIES                                    343,882,048         334,360,372
                                                                         -------------       -------------

  CREDITORS: amounts falling due after more than
      one year                                               9           (343,808,018)       (334,336,342)
                                                                         -------------       -------------

  NET ASSETS                                                                    74,030              24,030
                                                                         =============       =============

  CAPITAL AND RESERVES

  Called up share capital                                   10                       2                   2

  Profit and loss account                                   11                  74,028              24,028
                                                                         -------------       -------------
  EQUITY SHAREHOLDER'S FUNDS                                12                  74,030              24,030
                                                                         =============       =============



These financial statements were approved by the board of directors on 26 April 2002 and were signed on its behalf by:


/s/ CJ BURDICK

CJ BURDICK
Director
                                       7
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TELEWEST FINANCE (JERSEY) LIMITED


Notes to the financial statements
for the year ended 31 December 2001


1          ACCOUNTING POLICIES

           The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

           BASIS OF PREPARATION

           The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules. They have been prepared on the basis that the Company will continue as a going concern on the basis that Telewest Communications plc will provide the necessary financial support to enable the Company to meet its liabilities as and when they fall due for the foreseeable future.

           CASH FLOW EXEMPTION

           The Company is exempt from the requirement of Financial Reporting Standard No. 1 (revised 1996) to prepare a cash flow statement as it is a wholly owned subsidiary undertaking of Telewest Communications plc and its cash flows are included within the consolidated cash flow statement of that company.

           RELATED PARTY TRANSACTIONS

           The Company is exempt from the requirement to disclose transactions with entities that are part of the group headed by Telewest Communications plc, the Company's ultimate parent undertaking, or investees of that group qualifying as related parties, as more than 90% of the Company's voting rights are controlled within that group and the consolidated financial statements of Telewest Communications plc, in which the Company is included, are publicly available.

           TAXATION

           The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred taxation only to the extent that it is probable that an actual asset or liability will crystallise.

           FOREIGN EXCHANGE

           The $500 million principal amount of Senior Convertible Notes and the inter Company Loan with Telewest Communications plc are translated at spot rate with exchange differences taken to the profit and loss account.


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TELEWEST FINANCE (JERSEY) LIMITED


Notes to the financial statements (continued)

2         EMPLOYEES AND DIRECTORS

          There were no employees during the year or the previous year and no director received any remuneration for services provided to the Company during the year or the previous year.


3         AUDITORS' REMUNERATION

          The auditors' remuneration is borne by the ultimate holding company, Telewest Communications plc.

4         TAXATION

          There is no corporation tax liability for the current year as a result of group relief from fellow subsidiary undertakings' losses.

5         OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

                                                                                2001                     2000
                                                                           12 MONTHS                 7 Months
                                                                             (POUND)                  (pound)
           On loans made to parent undertaking - Fixed Rate               19,734,000                9,483,283
                                                                          ----------                ---------

                                                                          19,734,000                9,483,283
                                                                          ==========                =========

6          INTEREST PAYABLE AND SIMILAR CHARGES
                                                                                2001                     2000
                                                                           12 MONTHS                 7 Months
                                                                             (POUND)                  (pound)

           Finance Costs of Convertible Notes - Fixed Rate                19,734,000                9,483,283
           Foreign Exchange                                                        -                        -
                                                                          ----------                ---------

                                                                          19,734,000                9,483,283
                                                                          ==========                =========

           The foreign exchange gain on the inter company loan and the foreign exchange loss from the translation of the Convertible Note during the year are netted off against one another and result in a zero net gain/loss, since the inter company loan asset equals the Convertible Note.


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TELEWEST FINANCE (JERSEY) LIMITED


Notes to the financial statements (continued)


7          DEBTORS: DUE AFTER MORE THAN ONE YEAR
                                                                               2001                     2000
                                                                            (POUND)                  (pound)
           Amounts due from parent undertaking                          353,365,331              343,843,655
                                                                        -----------              -----------

                                                                        353,365,331              343,843,655
                                                                        ===========              ===========



8          CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                               2001                     2000
                                                                            (POUND)                  (pound)

           Accrued Interest                                               9,483,283                9,483,283
                                                                        -----------              -----------

                                                                          9,483,283                9,483,283
                                                                        ===========              ===========


9          CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                               2001                     2000
                                                                            (POUND)                  (pound)

           Convertible Notes                                            343,808,018              334,336,342
                                                                        -----------              -----------

                                                                        343,808,018              334,336,342
                                                                        ===========              ===========

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TELEWEST FINANCE (JERSEY) LIMITED


Notes to the financial statements (continued)


9          CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

           On 7 July 2000 the Company issued $500 million principal amount of Senior Convertible Notes (the "Convertible Notes") with a yield to maturity of 6%. Consideration received was (pound)330.2 million. The Convertible Notes mature on 7 July 2005 with interest accruing semi-annually payable in arrears on 7 January and 7 July of each year. The Convertible Notes are convertible into 114.2 million ordinary shares of Telewest Communications plc at a conversion price of 288p per ordinary share. The Convertible Notes are redeemable, in whole (but not in part) at the option of the Company at any time on or after 7 July 2003 or at any time when at least 90% of the notes issued have been purchased by the Company and cancelled or converted.

           The Company has decided not to hedge the principal amount of Convertible Notes as the expectation is that the Notes will convert before or on the maturity date, or would be refinanced in US Dollars before maturity date.

           The Convertible Notes are guaranteed by Telewest Communications plc.


10         SHARE CAPITAL
                                                               2001                    2000
                                                            (POUND)                 (pound)
           AUTHORISED
           2 Ordinary shares of(pound)1 each                     2                       2
                                                           -------                 -------

           ALLOTTED, CALLED UP AND FULLY PAID
           2 Ordinary shares of(pound)1 each                     2                       2
                                                           =======                 =======


11         RESERVES

                                                                                 PROFIT & LOSS
                                                                                       (POUND)

           At the beginning of the Year                                                 24,028

           Profit for the financial year                                                50,000
                                                                                     ---------

                                                                                        74,028
                                                                                     =========

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TELEWEST FINANCE (JERSEY) LIMITED


Notes to the financial statements (continued)


12         RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER'S FUNDS


                                                        2001              2000
                                                     (POUND)           (pound)

           Opening equity shareholder's funds         24,030                 -
           New capital issued                              -                 2
           Profit for the year                        50,000            24,028
                                                     -------           -------

           CLOSING EQUITY SHAREHOLDER'S FUNDS         74,030            24,030
                                                     =======           =======


13         ULTIMATE PARENT COMPANY

           The ultimate parent company of Telewest Finance (Jersey) Limited is Telewest Communications plc which is registered in England and Wales. Telewest Communications plc is the parent of the smallest and largest group for which group financial statements including Telewest Finance (Jersey) Limited are drawn up. Copies of these group financial statements can be obtained from The Company Secretary, Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW.




           ADDITIONAL INFORMATION FOR US INVESTORS (UNAUDITED)


           The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.





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